# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jet.AI Inc., CIK 0001861622
CUSIP: 47714H308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, SUITE 200, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0002109294
Persons authorized to receive notices and communications: Vladimir A. Semenikhin, Royal Amwaj Crescent Road Palm Jumeirah, Dubai, United Arab Emirates (C0), 99999, 0607934471

## Reporting persons
- Semenikhin Vladimir Anatolevich (CIK 0002109294): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,450,000; shared voting power 4,450,000; sole dispositive power 4,450,000; shared dispositive power 4,450,000; aggregate amount beneficially owned 4,450,000 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Jet.AI Inc.
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, SUITE 200, LAS VEGAS, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing: Vladimir Anatolevich Semenikhin
Residence or business address: Royal Amwaj Crescent Road Palm Jumeirah Dubai UAE
Present principal occupation or employment: Director Sello Dorado FZCO DSO IFZA Dubai Digital Park Dubai Silicon Oasis
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malta

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Shares was approximately $1.65 million. The funds used to acquire the Shares were the Reporting Person's personal funds, including cash received from dividends and distributions from entities owned or controlled by the Reporting Person. No funds were borrowed or obtained from any third party in connection with the acquisition of the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares for investment purposes because he believes the Shares are materially undervalued relative to the Company assets, prospects and available strategic alternatives.

The Reporting Person beneficial ownership percentage disclosed herein is based on the number of outstanding shares most recently reported by the Company in its public fillings. The Reporting Person notes, however, that the Company maintains an at-the-market equity issuance program and has not publicly disclosed updated information regarding the number of outstanding Shares reflecting any recent issuance under such program, if any. As a result, the Reporting Person believes that the outstanding share count currently available to shareholders may no longer the reflect the company actual capitalization.

The Reporting Person has reviewed the Company capital allocation practices and governance actions, including the adoption of a stockholder rights plan described by the Company as intended to protect stockholders from coercive or abusive change of control tactics, as well as the Company continued issuance of equity securities pursuant to at the market equity issuance programs.
The Reporting Person believes that the continued issuance of equity at prevailing market prices, particularly during periods of heightened volatility, is inconsistent with the stated objectives of such defensive measures.
The Reporting Person further believes that the combined effect of the Company stockholder rights plan and its continued issuance of equity securities pursuant to at the market materially restricts stockholder choice. While the rights plan limits the ability of stockholders or third parties to accumulate Shares or present potential change of control proposals that could result in a premium to market prices, the Company has continued to sell Shares into the public market at prevailing prices, which the Reporting Person believes are materially below intrinsic value.
In the Reporting Person view, this combination of defensive and dilutive actions has the effect of preventing stockholders from realizing potential takeover premiums while simultaneously increasing the number of outstanding Shares at discounted prices.

The Reporting Person further believes that the absence of publicly disclosed, up-to-date outstanding share information creates uncertainty regarding ownership calculations and the application of thresholds established under the Shareholder Rights plan, As a practical matter, the Reporting Person is unable to determine with certainty how additional open-market purchases would relate to the thresholds established by the rights plan and therefore is unable to responsibly acquire additional shares in the open market without risk of inadvertently triggering the rights plan. The Reporting Person believes that this combination of an uncertain outstanding share count and fixed defensive thresholds has the practical effect of chilling lawful open-market purchases by shareholders.
The Reporting Person further believes that this uncertainty has implications beyond ownership considerations. In particular, the absence of current outstanding share disclosure impairs stockholders ability to evaluate dilution, voting power, proxy solicitation outcomes, quorum requirements and the potential impact of equity issuance in connection with any pending or anticipated stockholder vote.
The Reporting Person believes that this uncertainty cannot be resolved by stockholders without the Company publicly disclosing updated information regarding the number of outstanding Shares.

The Reporting Person has also reviewed the Company announced business combination with flyExclusive, including the recent merger agreement amendments, as well as management compensation and incentive arrangements of $3 million associated with the transaction.
Based on this review, the Reporting Person believes that the proposed transaction, as currently structured, does not maximize value for the Company stockholders and that certain incentive and bonus arrangements in connection with the transaction may not be appropriately aligned with long term stockholder interests.
Accordingly, the Reporting Person intends to oppose the proposed business combination with flyExclusive and intends to vote the Shares against the transaction if it is submitted to a vote of stockholders.

In furtherance of these objectives, the Reporting Person intends to pursue actions designed to provide stockholders with a meaningful alternative to continued dilution and entrenchment, which may include, without limitation:
- commencing a tender offer for less than all outstanding shares, structured to comply with any applicable ownership thresholds under the Company stockholder rights plan or similar arrangement, at prices and on terms to be determined, subject to financing and other customary conditions.
- seeking the suspension or termination of equity issuance programs, including at the market offerings, that the Reporting Person believes are dilutive to stockholders.
- seeking the redemption, removal, or modification of the Company stockholder rights plan or other defensive measures that the Reporting Person believes unduly restrict shareholder choice.
- seeking changes to the composition of the Board of Directors, including through a proxy solicitation, to improve alignment with stockholder interests and oversight of capital allocation, compensation and strategic decisions.
- exploring other transactions, strategies, or alternatives that the Reporting Person believes may be in the best interests of stockholders.

Any such action may be subject to conditions, including market conditions, regulatory requirements, financing considerations and the actions or responses of the Company and its Board of Directors.
The Reporting Person has not entered into any agreement or arrangement requiring him to pursue any particular course of action and reserves the right to modify, abandon or pursue any of the foregoing at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 4450000 shares of common stock of the Issuer, representing approximately 9.8% of the outstanding shares of common stock of the Issuer, based on 45478249 shares outstanding as reported in the Issuer's Form S-3 filled on 28th January 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 4450000 shares.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions in the Share during the past 60 days (aggregated by date), all of which were open market transactions:

Date: 13/01/26 Number of Shares: 1.774.000 Price per Share: 0.41 Transaction: Purchase
Date: 14/01/26 Number of Shares: 1.790.016 Price per Share: 0.485 Transaction: Purchase
Date: 15/01/26 Number of Shares: 164.016 Price per Share: 0.47 Transaction: Sell
Date: 02/02/26 Number of Shares: 550.000 Price per Share: 0.18 Transaction: Purchase
Date: 25/02/26 Number of Shares: 500.000 Price per Share: 0.11 Transaction: Purchase
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Semenikhin Vladimir Anatolevich: Vladimir Semenikhin, Vladimir Semenikhin (02/27/2026)